Exhibit 99.2

Form: 12│Issuer Name:	Stock Symbol:
central fund of canada limited ("cfoc")	CEF.A (Cdn.$), CEF.U (U.S.$)

1.	Securities Sought – State the following:

a)	Class(es) of securities subject to the NCIB: Class A non-voting shares (“Class A Shares”)

b)	Total number of securities:

i)	issued and outstanding: (as of February 16, 2017): 252,116,003

ii)	if applicable, in the total public float : N/A

c)	Percentage of securities that may be purchased under the NCIB:

i)	% of issued and outstanding (maximum 5%): 5%

ii)	% of the public float, as the case may be (maximum 10%): N/A

d)	Maximum number of securities that may be acquired under the NCIB 12,605,800

e)	Number of securities the issuer actually intends to acquire under the NCIB (i.e., not necessarily the maximum): 12,605,800

f)	Is the issuer an investment fund: No

i)	If the answer is NO, the average daily trading volume for six months prior to date hereof: 47,166

g)	Does the issuer have a class of restricted securities: Yes

If the answer is YES:

i)	describe the voting rights of all equity securities:

Common Shares: The common shares of CFOC entitle the holders to one vote per share at all annual and general meetings of the shareholders. The common shares are not publicly traded.

Class A Shares: The Class A Shares are publicly traded. The holders of Class A Shares are entitled to notice of and to attend all meetings of shareholders. They are not entitled to vote at any meetings of shareholders except as provided for by law and with respect to those matters set out in the articles of CFOC, the majority of which matters are described below.

Form: 12│Issuer Name:	Stock Symbol:

Certain Voting Rights of Class A Shares: CFOC may not, without the prior approval of the holders by an affirmative vote of at least 66⅔% of the votes cast at a meeting of holders of the Class A Shares duly called for that purpose or by written resolution signed by all holders of Class A Shares, amend the Articles of CFOC to delete or vary any preference, right, condition, restriction, limitation or prohibition attaching to the Class A Shares or to create any class of shares ranking in priority to or on parity with the Class A Shares or to: (i) approve any change in the minimum amount of CFOC’s assets which must be invested in gold and silver related investments; (ii) approve any change in the restrictions on the investments which CFOC is permitted to make; (iii) issue more than an additional 10,000 common shares; (iv) create any class of shares ranking in preference or priority to the Class A Shares; (v) create any class of shares ranking as to dividends in preference to or on a parity with the common shares; (vi) consolidate or subdivide the common shares, except where the Class A Shares are consolidated or subdivided on the same basis; (vii) reclassify any shares into Class A Shares or common shares; or (viii) provide to the holders of any other class of shares the right to convert into Class A Shares or common shares.

The approval of the holders of Class A Shares must be obtained in writing as aforesaid or by a resolution duly passed by not less than a majority of the votes cast on a poll at a meeting of the holders of Class A Shares called for the purpose of considering a resolution to appoint any person to replace The Central Group Ltd. or any replacement thereof as administrator of CFOC.

ii)	if the issuer does not propose to make the same NCIB for all classes of voting and equity securities, the reasons for so limiting the NCIB: The NCIB is limited to the publicly traded Class A Shares because the common shares are not publicly traded.

h)	Whether the securities are going to be cancelled. If such securities are not cancelled, state how such securities will be dealt with: Yes, they will be cancelled.

2.	Duration – State the dates on which the NCIB will commence and terminate. The NCIB may not extend for a period of more than one year from the date on which purchases may commence. (i.e. May 1, 2004 to April 30, 2005): This Bid will commence on March 1, 2017, and will terminate on February 28, 2018, or on such earlier date upon which CFOC completes its entitlement of allowable purchases as set forth herein.

3.	Method of Acquisition – State the following:

a)	whether purchases will be effected through the facilities of TSX and identify any other exchanges or market places on which purchases will be made: The Class A Shares will be purchased for cancellation on the open market from time to time through the facilities of TSX and/or alternative Canadian trading systems and the NYSE MKT.

b)	whether purchase and payment for the securities will be made by the issuer in accordance with the requirements of TSX: The purchase and payment for the Class A Shares will be made in accordance with the rules of TSX.

c)	whether the price that the issuer will pay for any securities acquired by it will be the market price of the securities at the time of acquisition: The price that CFOC will pay for the Class A Shares acquired will be the market price of the Class A Shares at the time of purchase.

Form: 12│Issuer Name:	Stock Symbol:

d)	whether purchases (other than by way of exempt offer) will be made other than by means of open market transactions during the period the NCIB is outstanding: CFOC shall not purchase any Class A Shares other than by open market transactions during the period that the Bid is outstanding.

4.	Consideration Offered – State whether there are any restrictions on the price the offeror is prepared to pay and any other restrictions relating to the NCIB, such as specific funds available, method of purchasing, etc.: CFOC has not placed any restrictions on the price it is prepared to pay for Class A Shares purchased under the Bid. Funding for the purchase of Class A Shares will come from a sale of existing gold and silver bullion holdings of CFOC.

5.	Reasons for the NCIB – State the purpose or business reasons for the NCIB: CFOC believes its Class A Shares are undervalued relative to its net asset value (NAV) based on the gold and silver bullion holdings of CFOC as a result of weak prevailing market conditions and sentiment in the precious metals sector. It is expected that the purchase will be accretive to NAV once the purchased shares are cancelled and after tax considerations and it is believed to be a worthwhile investment and in the best interests of CFOC and its shareholders.

6.	Valuation – State whether there has been any appraisal or valuation of the issuer to the best knowledge of the directors or officers of the issuer, after reasonable enquiry, regarding the issuer, its material assets or securities prepared within the two years preceding the date of the notice, together with a statement of a reasonable time and place at which such appraisal or valuation, or a copy thereof, may be inspected. For this purpose, the phrase appraisal or valuation means both an independent appraisal or valuation and a material non-independent appraisal or valuation. If there has been such an appraisal or valuation, include a summary of such appraisal or valuation:

To the knowledge of the directors and officers of CFOC, after reasonable inquiry, there have not been any independent appraisals or valuations or material non independent appraisal or valuation regarding CFOC or its securities prepared within the last two years preceding the date hereof.

7.	Previous Purchases – Where the issuer has purchased securities under a NCIB within the past 12 months, state the following:

a)	method of acquisition: The Class A Shares were purchased for cancellation on the open market from time to time through the facilities of TSX and the NYSE MKT.

b)	the number of securities purchased: 2,316,710 Class A Shares

c)	the weighted average price paid per security: CDN$16.77 and US$12.57

8.	Persons Acting Jointly or In Concert with the Issuer – Disclose the identity of any party acting jointly or in concert with the issuer: No person or company is acting jointly or in concert with CFOC in connection with the Bid.

Form: 12│Issuer Name:	Stock Symbol:

9.	Acceptance by Insiders, Affiliates and Associates –

a)	name of every director or senior officer of the issuer who intends to sell securities of the issuer during the course of the NCIB: To the knowledge of the directors and officers of CFOC, after reasonable inquiry, none of the directors or senior officers of CFOC currently intend to sell any Class A Shares of CFOC during the course of the Bid.

b)	where their intention is known after reasonable enquiry, the name of every associate of a director or senior officer of the issuer, person acting jointly or in concert with the issuer, or person holding 10% or more of any class of equity securities of the issuer, who intends to sell securities: To the knowledge of the directors and officers of CFOC, no associate of a director or senior officer of CFOC, person acting jointly or in concert with CFOC or person holding 10% or more of any class of equity securities of CFOC currently intends to sell securities of CFOC. CFOC does not have any contract, arrangement or understanding, formal or informal, with any holder of its securities with respect to its proposed purchase of Class A Shares under the Bid.

10.	Benefits from the NCIB – State direct or indirect benefits to any of the persons or companies named in item 9 of selling or not selling securities of the issuer during the course of the NCIB. An answer to this item is not required where the benefits to such person or company of selling or not selling securities are the same as the benefits to any other securityholder who sells or does not sell: There are no such direct or indirect benefits to any of the persons named in item 9.

11.	Material Changes in the Affairs of the Issuer – Disclose any previously undisclosed material changes or plans or proposals for material changes in the affairs of the issuer: There are no material changes or plans or proposals for material changes in the affairs of CFOC that have not been previously disclosed to the public.

12.	Participating Organization Information –

a)	Name of brokerage firm: CIBC World Markets Inc.

b)	Name of registered representative: Camilo Gil
c)	Address of brokerage firm: 161 Bay Street, 4th Floor, Toronto, ON M5J 2S8

d)	Fax number: (416) 956-6201
e)	Telephone number: (416) 594-8478

13.	Disclose any significant information regarding the NCIB not disclosed above, including any details regarding the use of put options or forward purchase contracts in conjunction with the NCIB: There is no other significant information regarding the Bid.

Form: 12│Issuer Name:	Stock Symbol:

14.	Certificate – The undersigned, a director or senior officer of the issuer duly authorized by the issuer’s board of directors, certifies that this notice is complete and accurate and in compliance with Section 629 and 629.1 of the TSX Company Manual. This notice contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

Name: J.C. Stefan Spicer
Title: Chairman, President and CEO

February 22, 2017
DATE